SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D--9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )

DERMA SCIENCES, INC.
(Name of Subject Company)

DERMA SCIENCES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

249827205

(CUSIP Number of Class of Securities)

John E. Yetter
Derma Sciences, Inc.
214 Carnegie Center, Suite 300
Princeton, NJ 08540
(609) 514-4744
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Todd E. Mason, Esq.
Thompson Hine LLP
335 Madison Avenue
12th Floor

New York, New York 10017
(212) 344-5680

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

Schedule 14D-9 relates solely to the preliminary communication, listed below, which was made before the commencement of a tender offer:

•	Press release, dated January 10, 2017, issued by Derma Sciences, Inc., announcing its agreement to be acquired by Integra LifeSciences Holdings Corporation.

The communication follows this page.

DERMA SCIENCES TO BE ACQUIRED BY INTEGRA LIFESCIENCES

FOR $7.00 PER SHARE OF COMMON STOCK IN CASH

PRINCETON, N.J. (January 10, 2017) – Derma Sciences, Inc. (Nasdaq: DSCI), a tissue regeneration company focused on advanced wound and burn care, today announced that it has signed a definitive agreement whereby Derma Sciences will be acquired by Integra LifeSciences Holdings Corporation (Nasdaq: IART) for $7.00 per share of common stock in cash, or a total of approximately $204 million, and $32.00 per share for its outstanding shares of Series A Convertible Preferred Stock and $48.00 per share for its Series B Convertible Preferred Stock, reflecting the stated value of such preferred stock in each case. The purchase price reflects a 40% premium to the share price as of the market close on January 10, 2017 and a 45% premium to the 30-day volume-weighted average share price of $4.83. Integra will also assume the contingent liabilities related to the BioD transaction, including the product regulatory milestone payment and both the 2017 and 2018 growth earn-out payments. The transaction, which has been approved by the boards of directors of both companies, is expected to close in the first quarter of 2017.

The combination:

•	Expands Integra’s regenerative technology capabilities and accelerates its advanced wound care strategy with the addition of amniotic tissue-based products

•	Leverages its existing sales channel with the addition of a complementary line of advanced wound care products

“Along with the rest of our Board of Directors, I am pleased that Integra LifeSciences, a global leader in medical technologies, has recognized the tremendous assets created by the Derma Sciences’ team. Our portfolio of advanced wound care and regenerative tissue products and demonstrated growth potential enabled us to finalize this transaction and provide substantial and certain value to our shareholders,” said Stephen T. Wills, Executive Chairman and Interim Principal Executive Officer of Derma Sciences. “Both Integra and Derma have a significant commitment to tissue regeneration, wound care and patient care. Derma’s portfolio of biologics and advanced wound care products are a natural extension of Integra’s business, and with Integra’s global presence, our products will reach a much larger and broader set of clinicians and patients.”

Under the terms of the merger agreement, a subsidiary of Integra LifeSciences will commence a cash tender offer to purchase all of the outstanding shares of the capital stock of Derma Sciences, including its common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. The closing of the tender offer is subject to customary closing conditions, including U.S. antitrust clearance and the tender of a majority of the outstanding shares of Derma Sciences common stock and preferred stock. The merger agreement contemplates that Integra LifeSciences will acquire any shares of the capital stock of Derma Sciences that are not tendered into the tender offer through a second-step merger, which will be completed as soon as practicable following the closing of the tender offer. Pending approvals, Derma Sciences anticipates closing the transaction in the first quarter of 2017.

Greenhill & Co., LLC served as financial advisor and Thompson Hine LLP served as legal advisor to Derma Sciences. BofA Merrill Lynch served as financial advisor and Latham & Watkins LLP served as legal counsel to Integra.

Separately, Derma Sciences is providing the following preliminary financial results for 2016.

For the year ended December 31, 2016

Preliminary GAAP 2016, which includes BioD net sales since August 5, 2016 and excludes First Aid Division (FAD) sales for 2016:

•	Net sales of $82.4 million, compared with prior guidance of $81.6 million
o	Representing growth of $14.6 million or 21.5% compared with net sales of $67.8 million for 2015
•	Advanced Wound Care (AWC) net sales of $57.6 million, compared with prior guidance of $56.8 million
o	Representing growth of 37.8% compared with net sales of $41.8 million for 2015
•	Traditional Wound Care (TWC) net sales of $24.8 million, unchanged from prior guidance
o	Representing a decline of 4.6% compared with net sales of $26.0 million for 2015

For the fourth quarter ended December 31, 2016

Preliminary GAAP fourth quarter 2016:

•	Net sales of $26.9 million
o	Representing growth of $10.7 million or 66.6%, compared with net sales of $16.2 million for the fourth quarter of 2015
•	AWC net sales of $20.3 million
o	Representing growth of 95.6% compared with net sales of $10.4 million for the fourth quarter of 2015
•	TWC net sales of $6.6 million
o	Representing an increase of 14.6% compared with net sales of $5.8 million for the fourth quarter of 2015

About Derma Sciences, Inc.

Derma Sciences is a tissue regeneration company focused on advanced wound and burn care. It is engaged in the development and commercialization of novel proprietary regenerative products derived from placental/birth tissues for use in a broad range of clinical applications including the treatment of complex chronic wounds, acute wounds and localized areas of injury or inflammation, in addition to filling soft tissue defects or voids. The Company also markets TCC-EZ®, a gold-standard total contact casting system for diabetic foot ulcers. Derma Sciences’ MEDIHONEY® product line is the leading brand of honey-based dressings for the management of wounds and burns. The product has been shown in clinical studies to be effective in a variety of indications. Other novel products introduced into the $14 billion global wound care market include XTRASORB® for better management of wound exudate, and BIOGUARD® for barrier protection against microbes and other contaminants. The Company also offers a full product line of traditional dressings. For more information, please visit www.dermasciences.com.

Forward-Looking Statements

Statements contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this news release or that are otherwise made by or on behalf of the Company. Factors that may affect the Company's results include, but are not limited to product demand, market acceptance, impact of competitive products and prices, product development, completion of an acquisition, the success or failure of negotiations and trade, legal, social and economic risks. Additional factors that could cause or contribute to differences between the Company's actual results and forward-looking statements include but are not limited to, those discussed in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”).

IMPORTANT NOTICE

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Derma Science’s capital stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the SEC, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of the common stock, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock. In addition, a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Derma Sciences. The solicitation of offers to buy Derma Science’s capital stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF DERMA SCIENCES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related documents without charge from the SEC’s website at www.sec.gov or by contacting Derma Sciences at: 609-514-4744 or 214 Carnegie Center, Suite 300, Princeton, NJ 08540.

Contacts:

Derma Sciences, Inc.

John Yetter

Chief Financial Officer

jyetter@dermasciences.com

(609) 514-4744

Investors

LHA

Kim Sutton Golodetz (kgolodetz@lhai.com)

(212) 838-3777

Or

Bruce Voss (bvoss@lhai.com)

(310) 691-7100

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